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                              May 18, 2022

       Christopher Hill
       Chief Financial Officer
       Core Laboratories N.V.
       Van Heuven Goedhartlaan 7 B
       1181 LE Amstelveen
       The Netherlands

                                                        Re: Core Laboratories
N.V.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 10,
2022
                                                            File No. 001-14273

       Dear Mr. Hill:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business
       International Operations, page 7

   1. We note your disclosure indicating that revenues associated with the former Soviet Union represented about 7% of
your total revenues for 2021, and we see that you have provided disclosures in various
parts of your subsequent interim report regarding certain
                                                        implications of the
Russia-Ukraine conflict on your business. We understand that you have suspended
operations in Ukraine although you continue operating in Russia, as you indicate that future
sanctions may require you to cease or wind down operations in Russia, and you explain that if
this occurs your assets in Russia could become impaired.

                                                        You further clarify
that if sanctions change or are expanded, this could further hinder your ability to do business
in Russia or with certain Russian entities, and this could have a
 Christopher Hill
FirstName  LastNameChristopher Hill
Core Laboratories N.V.
Comapany
May        NameCore Laboratories N.V.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
         material adverse impact on your financial condition and results of operations. You also indicate that your employees, contractors, and agents may not abide by the policies and procedures that you have established to comply with applicable sanctions and trade restrictions and that if you are held responsible for any such instances of non-compliance, the penalties could have a material adverse effect on your business.

         Given your disclosures referencing the possibility of material adverse effects, expand your disclosures to more clearly describe how the Russia-Ukraine conflict may impact your operations. As part of your expanded disclosure, address the following points.

                Describe the extent to which you have operations, facilities, fixed assets, inventories, business relationships, and transactions within Russia, Belarus, and Ukraine, or with entities or persons related to these countries, and describe the particular role and significance of your subsidiary in Russia.

                Describe the sanctions and trade restrictions that have been imposed on operations conducted within Russia, Belarus, and Ukraine, including related entities or persons, explain how you have assessed the applicability of such measures to your operations, and identify any uncertainties associated with your positions of being outside the scope of such measures and the implications of possible changes in those uncertainties and your positions.

                Quantify the amounts that you have capitalized for assets situated in Russia, Belarus, and Ukraine, and indicate the nature of such assets.

                Clarify how you have assessed the need for impairment testing of your long-lived assets in Russia, Belarus and Ukraine pursuant to FASB ASC 360-10-35-21 as of
              March 31, 2022, and indicate the results of any such testing, and the key assumptions made in arriving at your conclusions.

                Quantify the revenue backlog associated with contractual arrangements involving operations in these countries that either have or may become subject to sanctions or trade restrictions, indicate the current status of material arrangements and the extent to which these pertain to sales of products or sales of services, and identify the periods over which your contractual obligations are expected to be performed.

                Describe the nature of any direct or indirect reliance on goods, materials, product inputs, or services sourced in Russia, Belarus, and Ukraine, or countries that are supportive of Russia, and the extent of any actual or potential disruptions in supply chains and business relationships in, or having connections to, these countries.

                Clarify how disruptions to supply chains associated with the movement of crude oil have impacted your ability to provide services and sell products, and explain how these are expected to realign to new logistical patterns as you indicate, and describe
 Christopher Hill
Core Laboratories N.V.
May 18, 2022
Page 3
              the process and logistical aspects of recommencing suspended operations.

                With regard to the tax rate that you report for the three months ended March 31,
              2022, which you indicate was largely impacted by the release of withholding tax related to unrepatriated earnings of your Russian subsidiary, clarify the nature, origin and rationale for the underlying adjustment, and quantify the amounts of unrepatriated earnings in Russia, Belarus, and Ukraine.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameChristopher Hill                              Sincerely,
Comapany NameCore Laboratories N.V.
                                                                Division of
Corporation Finance
May 18, 2022 Page 3                                             Office of
Energy & Transportation
FirstName LastName